[Translation]

                                                                  August 3, 2009

To Whom It May Concern:

                         Company Name: Daihatsu Motor Co., Ltd.
                         Name and Title of Representative:
                            Teruyuki Minoura, President
                            (Code Number: 7262
                            The first sections of the Tokyo Stock Exchange and the Osaka Securities Exchange)
                         Name and Title of Contact Person:
                            Hiroshi Kajikawa, Operating Officer General Manager, Finance, Accounting & Cost Management Division Telephone Number: 072-754-3062
                         (The Parent Company of Daihatsu Motor Co., Ltd.) Company Name: Toyota Motor Corporation
                         Name and Title of Representative:
                            Akio Toyoda, President
                            (Code Number: 7203
                            Securities exchanges throughout Japan)

           Notice Concerning Amendments to the Forecasts for FY2010
           --------------------------------------------------------

Based on our recent business results, we, Daihatsu Motor Co., Ltd. (the "Company"), hereby amend, as below, our financial forecasts, announced on April 27, 2009:

1. Amendments to the forecasts
  Amendments to the forecasts of consolidated semi-annual financial results for FY2010

   (from April 1, 2009 to September 30, 2009)                                                             (million yen)
--------------------------------------------- -------------- -------------- ------------- -------------- --------------
                                                    Net         Operating      Ordinary        Net         Net income
                                                  revenues       income         income        income        per share
--------------------------------------------- -------------- -------------- ------------- -------------- --------------

Previous forecasts (A)                              650,000          2,000         2,000          1,000        2.34yen
--------------------------------------------- -------------- -------------- ------------- -------------- --------------

New forecasts (B)                                   660,000          6,000         8,000          4,000        9.38yen
--------------------------------------------- -------------- -------------- ------------- -------------- --------------

Amount changed (B - A)                               10,000          4,000         6,000          3,000             -
--------------------------------------------- -------------- -------------- ------------- -------------- --------------

% of change                                             1.5          200.0         300.0          300.0             -
--------------------------------------------- -------------- -------------- ------------- -------------- --------------
(Reference)
Actual results of the corresponding period
of the preceding year                               880,840         27,910        31,148         17,138       40.22yen
(First half of FY2009)
--------------------------------------------- -------------- -------------- ------------- -------------- --------------

2. Reasons for the Amendments
   The forecasts for both net revenues and income for the first half of FY2010 are expected to increase from the previously announced forecasts, due to factors such as the increase in sales units, efficiency with selling costs and reduction of fixed costs through reducing daily activity costs. The forecasts for consolidated and unconsolidated financial results for FY2010 are not amended.

[Note]
The forecasts stated above are based upon information that is currently in the Company's possession. The forecasts stated above are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results, performance, achievements or financial position to be materially different from the forecasts expressed or implied in this notice.